CANPLATS RESOURCES CORPORATION

Interim Financial Report

January 31, 2006

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846 Fax: 604-689-3847

To our Shareholders:

In December, 2005, Canplats Resources Corporation acquired two claim blocks by option covering former producers in the Mecatona gold-silver district in the State of Chihuahua, Mexico, south of the regional centre of Parral. Surrounding claims were also staked over an area of favourable geological potential in the district.

Field work consisting of geological mapping and both surface and underground sampling has identified several locations for drill testing epithermal vein systems, including stockworks and breccias with potential for bonanza-style precious metal mineralization along a kilometre of favourable structure. In mid-February 2006, a nine-hole diamond drill program commenced at Mecatona.

Following the initial drill program at Mecatona, the company will mobilize a drill to the Rodeo property in the State of Durango, Mexico, where drilling in 2004 encountered significant gold intersections near surface. This program will test to depth the vein structures which the earlier programs had been unable to access due to drilling difficulties.

The company has also retained two experienced and successful geologists to conduct property examinations and regional exploration in northern Mexico.

In January 2006, Canplats closed a private placement of 5,150,000 units at a price of $0.20 per unit consisting of one common share and one half a common share purchase warrant. The proceeds of this financing will enable the company to adequately fund the Mecatona and Rodeo diamond drill programs, provide for follow-up drilling on the properties and carry out the regional programs currently in progress and for general corporate purposes.

On behalf of the board,

“R.E. Gordon Davis”

R.E. Gordon Davis

President

March 24, 2006

NOTICE TO READER

These interim consolidated financial statements for the six months ended January 31, 2006 of Canplats Resources Corporation have been prepared by management and have not been subject to review by the company’s auditors.

Canplats Resources Corporation

(an exploration stage company)

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	January 31 2006 $ (unaudited)	July 31 2005 $ (audited)

ASSETS
Current
Cash and cash equivalents	1,149,810	486,251
Receivables	61,482	99,348
Prepaid expense	11,483	1,911

Total current assets	1,222,775	587,510

Mineral properties	1,911,164	1,716,483

Property, plant and equipment	-	22,018

Total assets	3,133,939	2,326,011

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	39,301	54,666
Due to related parties (note 5)	28,213	87,530

	67,514	142,196

Future income tax liability	127,700	119,500

Total liabilities	195,214	261,696

Shareholders' equity
Share capital issued (note 4)	12,118,058	11,340,245

Value assigned to stock options and warrants	618,437	431,250

Contributed surplus (note 4(c))	65,000	-

Deficit	(9,862,770)	(9,707,180)

Total shareholders' equity	2,938,725	2,064,315

	3,133,939	2,326,011

On behalf of the Board:

“R.E. Gordon Davis”	“James W. Tutton”

R.E. Gordon Davis, Director	James W. Tutton, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(an exploration stage company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(unaudited - expressed in Canadian dollars)

Three Months Ended January 31	Six Months Ended January 31
	2006	2005	2006	2005
	$	$	$	$

Expenses
Amortization	-	(3,532)	-	-
Bank charges	477	408	632	825
General exploration	30,107	1,325	30,107	7,611
Insurance	9,406	1,577	10,457	4,200
Investor relations	20,385	50,277	42,845	94,135
Legal, accounting and audit	3,750	1,474	6,000	6,730
Listing and filing fees	9,126	3,151	9,126	4,251
Office	5,168	735	5,403	774
Salaries	25,586	17,377	37,261	28,988
Salaries - stock-based compensation	-	96,100	-	111,000
Shareholder relations	7,515	20,797	10,382	26,556
Telephone	-	2	1	29
Transfer agents	3,292	2,700	5,992	6,575
	(114,812)	(192,391)	(158,206)	(291,674)

Other income
Interest income	1,979	9,641	3,720	14,539
Foreign exchange gain (loss)	(4,743)	6,570	(7,396)	(5,716)
Recovery (write-off) of mineral property	6,292	(12,176)	6,292	(12,176)
Future income tax recovery	-	35,600	-	35,600
	3,528	39,635	2,616	32,247

Loss for the period	(111,284)	(152,756)	(155,590)	(259,427)

Deficit, beginning of the period	(9,751,486)	(8,320,104)	(9,707,180)	(8,213,433)
Deficit, end of the period	(9,862,770)	(8,472,860)	(9,862,770)	(8,472,860)

Weighted average number of issued shares	29,737,442	29,371,110	29,589,874	29,256,708
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - expressed in Canadian dollars)

Three Months Ended January 31	Six Months Ended January 31
	2006 $	2005 $	2006 $	2005 $

OPERATING ACTIVITIES
Loss for the period	(111,284)	(152,756)	(155,590)	(259,427)
Non-cash items
Amortization	-	(3,532)	-	-
Valuation of options issued	-	96,100	-	111,000
Mineral property (recovery) written-off	(6,292)	12,176	(6,292)	12,176
Future income tax recovery	-	(35,600)	-	(35,600)

	(117,576)	(83,612)	(161,882)	(171,851)

Net changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(21,107)	87,994	28,294	53,528
Accounts payable and accrued liabilities	(30,070)	25,271	(9,073)	(8,564)
Due to related parties	(5,429)	9,433	(59,317)	43,119

Cash from (used in) operating activities	(174,182)	39,086	(201,978)	(83,768)

INVESTING ACTIVITIES
Mineral property costs	(129,124)	(238,851)	(184,185)	(498,379)
Proceeds on sale of fixed assets	19,722	-	19,722	-

Cash used in investing activities	(109,402)	(238,851)	(164,463)	(498,379)

FINANCING ACTIVITIES
Private placement	1,030,000	105,500	1,030,000	105,500
Share issue costs	-	(405)	-	(675)

Cash provided by financing activities	1,030,000	105,095	1,030,000	104,825

Increase (decrease) in cash	746,416	(94,670)	663,559	(477,322)

Cash and cash equivalents, beginning of period	403,394	1,197,760	486,251	1,580,412

Cash and cash equivalents, end of period	1,149,810	1,103,090	1,149,810	1,103,090

Supplemental cash flow information

Non-cash financing activities
Value assigned to options granted	-	96,100	-	111,000
Future income tax recovery	-	(35,600)	-	(35,600)

Non-cash investing activities
Mineral properties recovery (written-off)	-	(12,176)	-	(12,176)
Amortization capitalized in mineral property	(683)	9,163	(2,296)	9,163
Future income tax liability capitalized
to mineral property	(14,200)	-	(8,200)	-

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(an exploration stage company)

Mineral Property Costs

For the six months ended January 31, 2006

(unaudited – expressed in Canadian dollars)

	Rodeo (Mexico) $	Yerbabuena (Mexico) $	El Rincon (Mexico) $	Mecatona (Mexico) $	Total $

Balance, August 1, 2005	699,999	908,536	107,948	-	1,716,483

Acquisition costs	-	11,909	5,883	17,210	35,002

Assaying	(41)	6,450	-	-	6,409
Capital assets	276	1,079	-	941	2,296
Claim taxes	13,007	5,545	-	28,246	46,798
Consulting and contracting services	-	2,659	-	302	2,961
Foreign exchange gain	(12)	(114)	-	(57)	(183)
Drafting salaries and consulting	472	-	-	3,770	4,242
Geology consult	-	-	-	11,250	11,250
Geology salaries	5,910	208	-	4,946	11,064
Heavy equipment	-	2,748	-	-	2,748
Legal and accounting	236	1,160	-	1,902	3,298
Licenses and government fees	-		-	10,038	10,038
Living costs and travel	745	1,731	-	339	2,815
Office expense	486	680	-	41	1,207
Storage	-	10,915	-	183	11,098
Supervision project and labour	2,742	26,160	-	3,776	32,678
Supplies	-	2,760	-	-	2,760

Exploration costs for the period	23,821	61,981	-	65,677	151,479

Property costs associated with future income tax	3,119	4,234	490	357	8,200

Balance, end of period	726,939	986,660	114,321	83,244	1,911,164

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the six months ended January 31, 2006

1.	NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and developing gold mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis. Management has estimated that the company will have adequate funds from existing working capital and additional financings to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company. They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the company.

These consolidated interim financial statements include the accounts of the company and its subsidiary, Canplats Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Canplats Resources Corporation

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the six months ended January 31, 2006

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

4.	SHARE CAPITAL

Authorized:	Unlimited common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$
Balance, July 31, 2005	29,442,306	11,340,245
Issued during the period
For cash
Private placement (a)	5,150,000	790,840
Finder’s fees on private placement (a)	280,500	43,073
Share issue costs (a)	-	(56,100)
Balance, January 31, 2006	34,872,806	12,118,058

(a)

In January 2006, the company completed a private placement of 5,150,000 units at a price of $0.20 per unit for gross proceeds of $1,030,000. The gross proceeds were assigned values of $790,840 to the shares and $239,160 to the warrants. Each unit consisted of one common share and one half of a common share purchase warrant. Each full warrant entitled the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants. A finder’s fee of 6% (280,500 units valued at $56,100) was paid in units on a portion of the placement. The values assigned to these finder’s fee units was $43,073 to the shares and $13,027 to the warrants.

The fair value of the common share purchase warrants issued as part of the private placement was based on the Black Scholes pricing model, using the following assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	3.85
Expected life (years)	2.0
Expected volatility (%)	104

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Canplats Resources Corporation

(an exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the six months ended January 31, 2006

(b)	Stock Options

At January 31, 2006, the number of common share stock options outstanding was 1,830,000. Of these, 1,170,000 are priced at $0.35 and expire on April 4, 2006, 50,000 are priced at $0.11 to expire on September 4, 2006, 75,000 are priced at $0.30 to expire on September 16, 2006 and 535,000 are priced at $0.37 to expire on January 12, 2008.

(c)	Warrants

At January 31, 2006, 2,715,250 share purchase warrants were outstanding with an exercise price of $0.25 up to January 26, 2007 and $0.35 from January 27, 2007 to January 26, 2008. These warrants expire on January 26, 2008, provided that, if the shares of the company trade at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants.

During the quarter ended January 31, 2006, 5,870,000 share purchase warrants expired. On expiry, the assigned value of $65,000 for these warrants was moved from values assigned to warrants to contributed surplus.

5.	RELATED PARTY TRANSACTIONS

The company was billed and accrued $80,060 (2005 - $115,033) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in amounts payable at January 31, 2006 is $28,213 (2005 - $49,936) due to Silver Standard.

6.	SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

	January 31, 2006
	Canada $	Mexico $	Total $
Loss for the year	(138,771)	(16,819)	(155,590)
Total assets	1,679,619	1,454,320	3,133,939

	January 31, 2005
	Canada $	Mexico $	Total $
Loss for the year	(247,889)	(11,538)	(259,427)
Total assets	3,354,175	59,171	3,413,346

CANPLATS RESOURCES CORPORATION

Management Discussion & Analysis

For the Six Months ended January 31, 2006

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our six months ended January 31, 2006 unaudited interim consolidated financial results with those of the comparable period of the previous year and is prepared as of March 24, 2006. In order to better understand the MD&A, it should be read in conjunction with the latest annual consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information relating to the company is available on SEDAR at www.sedar.com.

Results of Operations

The loss for the second quarter was $111,284 ($0.01 per share) compared to a loss of $152,756 ($0.01 per share) in the second quarter of the prior year. For the six months ended January 31, 2006, the loss for the period was $155,590 ($0.01 per share) compared to a loss of $259,427 ($0.01 per share) in the comparable period of the prior year. During the quarter ended January 31, 2006, the company incurred $114,812 in expenses compared to $192,391 in the comparable quarter of 2005. The major expenses for the quarter with comparisons for the same quarter of the prior year were $30,107 (2005 - $1,325) on general exploration, $9,406 (2005 - $1,577) on insurance, $20,385 (2005 - $50,277) on investor relations, $9,126 (2005 - $3,151) on listing and filing fees and $25,586 (2005 - $17,377) on salaries. General exploration was up $28,782 over the comparable period of the prior year due to the company’s increased activity in Mexico. In January 2006, the company retained two experienced and successful geologists to conduct property examinations and regional exploration in northern Mexico. Listing and filing fees were up $5,975 over the comparable period of the prior year due to the costs associated with the private placement that was completed in the current quarter. Investor relations costs were down $29,892 over the comparable period of the prior year, primarily due to a reduction in consulting fees paid for investor services. There was no amortization charge in the current quarter as in the second quarter of the prior year; the company started to capitalize amortization against mineral properties. There were no stock options granted in the current quarter. In the comparable period of the prior year, $96,100 in stock-based compensation was recorded.

After interest income of $1,979 (2005 - $9,641) and foreign exchange loss of $4,743 (2005 – $6,570 gain) the loss for the second quarter was $111,284 (0.01 per share) compared to a loss of $152,756 ($0.01 per share) in the second quarter of the prior year. The foreign exchange loss arose principally from the impact of a weakening Mexican peso on the working capital in our Mexican subsidiary.

Selected Quarterly Financial Data (unaudited)

		2006 $	2005 $				2004 $
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(111,284)	(44,306)	(576,983) (1)	(657,337)(2)	(152,756)	(106,671)	(892,652)(3)	(66,991)
Loss per share – basic and diluted	(0.01)	(0.00)	(0.02)	(0.02)	(0.01)	(0.00)	(0.05)	(0.00)

(1)	During the fourth quarter of 2005, the company wrote off a total of $522,522 in property costs, with the largest being $520,149 relating to the Geikie property in Ontario.
(2)

During the third quarter of 2005, the company wrote off a total of $598,582 in property costs and of this amount, $346,297 related to the Grand Bay property in Ontario and $252,285 related to the Santa Lucia property in Mexico.

(3)

The large loss recorded in the fourth quarter of 2004 is mainly attributed to the combination of $561,947 in property costs written-off relating to the Voltaire-Johnspine property, $183,204 written-off relating to the Posh property and $266,300 in expensing of values assigned to options granted during the year.

Liquidity and Capital Resources

In January 2006, the company completed a private placement of 5,150,000 units at a price of $0.20 per unit for gross proceeds of $1,030,000. The gross proceeds were assigned values of $790,840 to the shares and $239,160 to the warrants. Each unit consisted of one common share and one half of a common share purchase warrant. Each full warrant entitled the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants. A finder’s fee of 6% (280,500 units valued at $56,100) was paid in units on a portion of the placement. The values assigned to these finders’ fee units was $43,073 to the shares and $13,027 to the warrants.

A total of $129,124 was spent during the quarter on mineral properties compared to $238,851 in the comparable quarter of 2005. At the Yerbabuena property $26,468 was spent on assaying, storage, finders’ fees and other costs, $14,827 was spent on exploration of the Rodeo property and $81,946 was spent on exploration of the Mecatona property.

At January 31, 2006, the company had $1,155,261 in working capital, including cash and cash equivalents of $1,149,810, compared to $445,314 in working capital at the beginning of the current fiscal year. The company’s working capital will enable it to meet its current financial obligations. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and, while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Financial Instruments and Other Instruments

The company’s consolidated financial statements consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Related Party Transactions

The company was billed and accrued $80,060 (2005 - $115,033) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in current liabilities at January 31, 2006 is $28,213 (2005 - $49,936) due to Silver Standard.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the company’s general and administrative expenses and resource property costs is provided in the Consolidated Financial Statements and related notes for the quarter ended January 31, 2006 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of an unlimited number of common shares without par value. As of March 24, 2006 the following common shares, options and share purchase warrants were outstanding:

Number of Shares		Exercise Price	Expiry Date
Issued and outstanding common shares	34,922,806
Stock options outstanding	1,780,000	$0.30 - $0.37	Apr. 2006 – Jan. 2008
Warrants outstanding	2,715,250	$0.25 / $0.35	January 26, 2007 / 2008
Fully diluted	39,418,056

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the company’s future plans, objectives or goals, including words to the effect that the company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.